LINDSEY MORDEN GROUP INC.

70 UNIVERSITY AVENUE, SUITE 1200 - TORONTO, ONTARIO M5J 2M4 - TELEPHONE (416) 596-8020 FAX (416) 596-6510

03007375

Februa

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.
20549
U.S.A.

SUPPL

03 FEB 25 AM 7:21

Dear Sirs or Mesdames:

Re: Lindsey Morden Group Inc – File No. 82 - 5143

Pursuant to the exemption under SEC Rule 12g3-2(b) for foreign private issuers, we are furnishing you with a copy of a press release distributed at the close of business on Wednesday, February 12, 2003.

Please call me at (416) 596-8020 with any questions.

Yours truly,

PROCESSED
MAR 19 2003
THOMSON FINANCIAL

Peter K. Fritze
Senior Vice-President Corporate Affairs

Enclosure
PKF/tds

dlw 3/18

82-5148

LINDSEY MORDEN GROUP INC.

News Release: February 12, 2003
Listed: Toronto Stock Exchange
Stock Symbol: LM

FINANCIAL RESULTS ($ 000's except per share data)

For the years ended December 31	2002	2001
Revenue	**457,874**	**438,919**
Operating costs	439,847	426,226
Operating earnings	**18,027**	**12,693**
Interest expense	11,782	13,488
Other expense	19,966	-
Loss before goodwill and income taxes	**(13,721)**	**(795)**

Net loss	**(17,485)**	**(5,839)**
Net loss per share	$(1.28)	$(0.41)
Free cash flow (as described below)	**17,393**	**20,630**
Free cash flow per share	$1.27	$1.44

Revenue in 2002 increased by $19.0 million (4%) over 2001 revenue. The United Kingdom, European and International operations reported significant revenue increases compared to 2001 which were partially offset by declines in revenue of the United States and Canadian operations.

Operating earnings for 2002 were significantly higher at $18.0 million compared to $12.7 million for 2001, an increase of 42%. Operating earnings (loss) for the year were:

For the years ended December 31	2002	2001
Canada	4,155	2,696
United States	(3,341)	888
United Kingdom	15,339	10,626
Europe	6,660	3,244
International	5,024	4,007
Corporate costs	(9,810)	(8,768)
	18,027	**12,693**

Revenue growth together with cost containment and favourable foreign exchange rate movements contributed to improved operating earnings expressed in Canadian dollars for the Canadian, United Kingdom, European and International operations. A decline in

revenue in the third party claims administration business, resulted in an operating loss in the United States operations.

Interest expense for 2002 was $1.7 million lower than for 2001 due to reduced bank debt and lower interest rates on bank debt.

Other expenses in 2002 were $20.0 million compared to $nil in 2001. Of this amount, $5.8 million related to restructuring of the United States operations, including a move of the United States corporate office and severance and retention payments. The remaining $14.2 million were legal settlement expenses including an amount paid in the first quarter of 2002 to settle a claim brought against Lindsey Morden by Eastgate Group Limited in March 2000.

The net loss for the year was $17.5 million (loss of $1.28 per share) compared to a net loss in 2001 of $5.8 million (loss of $0.41 per share). No goodwill amortization was charged in 2002 in line with Canadian generally accepted accounting principles which mandate that goodwill be tested for impairment rather than amortized. The net loss for 2001 includes goodwill amortization of $9.1 million. Earnings for 2001 before goodwill amortization were $3.3 million ($0.23 per share).

Free cash flow from operations for the year (defined as cash flow from operations less net capital expenditures and excluding restructuring costs, Eastgate litigation costs and working capital cost of new branches) was $17.4 million or $1.27 per share compared to $20.6 million or $1.44 per share for 2001.

Lindsey Morden Group Inc. is a holding company which, through its Cunningham Lindsey subsidiaries, provides a wide range of independent insurance claims services, including claims adjusting, appraisal and claims and risk management services. It has a worldwide network of branches in Canada, the United States, the United Kingdom, continental Europe, the Far East, Latin America and the Middle East. Lindsey Morden also provides claims adjusting and appraisal training courses in the United States.

For further information, please contact Dave Langille, Senior Vice-President and Chief Financial Officer, at (416) 596-8020. Website: www.lindseymordengroupinc.com